

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Act

DC

DIVISION OF
CORPORATION FINANCE



04000910

January 7, 2004

David R. Wilson
Heller Ehrman
701 Fifth Avenue
Suite 6100
Seattle, WA 98104-7098

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-7-2004

Re: Costco Wholesale Corporation

Dear Mr. Wilson:

This is in regard to your letter dated December 23, 2003 concerning the shareholder proposal submitted by Aaron Merle Epstein for inclusion in Costco's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Costco therefore withdraws its December 18, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Aaron Merle Epstein
13455 Ventura Blvd., #209
Sherman Oaks, CA 91423-6122

909832

HellerEhrman
ATTORNEYS

December 18, 2003

David R. Wilson
DWilson@hewm.com
Direct (206) 389-4264
Main (206) 447-0900
Fax (206) 447-0849

25843.0001

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Aaron Merle Epstein

Ladies and Gentlemen:

This letter is to inform you that our client, Costco Wholesale Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for the 2004 annual meeting of the shareholders (the "2004 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from Mr. Aaron M. Epstein (the "Proponent"). The proposal requests that the Board of Directors amend the company's supplier code and standard purchase contracts to reflect implementation of a code of conduct based on the International Labor Organization Standards, establish an independent monitoring process that assesses adherence to these standards and report annually on adherence to the standards. The Proposal and Supporting Statement were received on December 9, 2003, and are attached to this letter as Exhibit A.

On behalf of our client, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur in our opinion that the Proposal and the Supporting Statement may be excluded from the 2004 Proxy Materials. As discussed more fully below, the Proposal and the Supporting Statement may properly be excluded from the 2004 Proxy Materials under Rule 14a-8(e)(2) because the Proposal was not received by the Company on a timely basis.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal and the Supporting Statement from the 2004 Proxy Materials.

Rule 14a-8(e)(2) provides, in relevant part, that "[a] proposal must be received at the company's principal executive offices no less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." A failure to meet a properly determined deadline for the submission of shareholder proposals is not curable by the proponent. The Company's proxy statement for its 2003 annual meeting was dated December 12, 2002, and the 120-day deadline for receipt of shareholder proposals for inclusion in the 2004 Proxy Materials was August 12, 2003. This date was included in the Company's 2003 proxy statement. The Proposal was submitted to the Company on December 9, 2003, which falls substantially after the 120-day deadline of August 12, 2003.

The Staff has consistently held that proposals received after the deadline provided by Rule 14a-8(e)(2) are not timely filed and may be omitted from a company's proxy materials. See, for example, *Actuant Corporation* (November 26, 2003); *Longview Fibre Company* (March 20, 2003).

Due to late receipt of the Proposal, the Company also requests that the Staff waive the requirement of Rule 14a-8(j) that its request to exclude the Proposal be received by the Staff at least 80 days prior to the filing of the definitive proxy statement. The Company filed its definitive proxy materials on December 18, 2003.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's 2004 Proxy Materials under Rule 14a-8(e)(2). The Company reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with the Company's conclusion that the Proposal can be omitted based on its untimely submission.

Should you have any questions or comments regarding the foregoing, or should any additional information be desired in support of the Company's position, please contact the undersigned at (206) 389-4264. If the Staff is inclined to deny the Company's request, we would appreciate the opportunity discuss such a determination in advance of your formal written response.

Very truly yours,



David R. Wilson

cc: Aaron M. Epstein
John Sullivan (Costco Wholesale Corporation)

EXHIBIT A

Shareholder proposal and supporting statement received from Mr. Aaron M. Epstein

AARON MERLE EPSTEIN
13455 Ventura Blvd., #209
Sherman Oaks, California 91423-6122
Voice (818)981-7094–Fax (818)506-0663
Internet: aaronep@pacbell.net

Richard G

December 6, 2003

Mr. James Sinegal, President, C.E.O.
COSTCO WHOLESALE CORPORATION
999 Lake Drive
Issaquah, WA 98027

via AIRBORNE DELIVERY

Dear Mr. Sinegal:

I am owner of over $2000. worth of common shares in COSTCO WHOLESALE CORPORATION... My taxpayer id# is 572-34-7563. I am writing you to notify you that I am filing the enclosed shareholder resolution which I submit to be presented to the shareholders at your next annual meeting. This proxy statement is in accordance with rule 12a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Ownership of my shares will continue through the date of COSTCO WHOLESALE CORPORATIN annual meeting of shareholders in 2004 I have held my shares for more than one year.

Investors are increasingly concerned about the social responsibility of the companies in which we invest. We are concerned about use of forced labor, convict labor, or illegal child labor in manufacture of goods that are sold in our stores. We are also seriously concerned about conditions of international and domestic workers in sweatshops and contract suppliers.

I plan to either be in attendance at the next shareholders meeting or vote by proxy for the meeting.

It is my hope that all parties may work together to further a just response to these concerns.

Sincerely,

Aaron M. Epstein

Aaron M. Epstein

Cc: Rev. David Schilling, Interfaith Center Corporate Responsibility
Mr. Jeffrey Brotman, COSTCO.
Professor Paul Neuhauser, Attorney at Law

COSTCO WHOLESALE CORPORATION
VENDOR STANDARDS RESOLUTION---2004

Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of the US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999)

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores is made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization, 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 1999")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Request the Board of Directors to:

1 Amend our company's supplier code and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards,
2. Establish an independent monitoring process that assesses adherence to these standards and,
3. Report annually on adherence to the amended code through an independent and transparent process, the first such report to be completed by January 2005.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).

HellerEhrman
ATTORNEYS

December 23, 2003

Via Federal Express

David R. Wilson
DWilson@hewm.com
Direct (206) 389-4264
Main (206) 447-0900
Fax (206) 447-0849

25843.0001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Aaron Merle Epstein

Ladies and Gentlemen:

On December 23, 2003, we received a letter from Mr. Epstein formally withdrawing his proposal to be presented at the 2004 annual meeting of Costco Wholesale Corporation. On the basis of that request, Costco hereby withdraws its request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur in our opinion that the Proposal and the Supporting Statement may be excluded from Costco's proxy statement and form of proxy for the 2004 annual meeting. A copy of Mr. Epstein's letter withdrawing his proposal is included herewith.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (206) 389-4264.

Very truly yours,



David R. Wilson

cc: Aaron M. Epstein
John Sullivan (Costco Wholesale Corporation)

AARON MERLE EPSTEIN
13455 Ventura Blvd., #209
Sherman Oaks, California 91423-6122
Voice (818)981-7094--Fax (818)506-0663
Internet: aaronep@pacbell.net

RECEIVED
DEC 2 3 2003
HELLER EHRMAN

December 19, 2003

Mr. John Sullivan
COSTCO WHOLESALE CORPORATION
999 Lake Drive
Issaquah, WA 98027

Dear Mr. Sullivan:

Dear Mr. Sullivan:

Inasmuch as my proposal was not sent you on time, I hereby formally withdraw the shareholder proposal that was sent to you on December 6th.

As for proof of stock ownership, this I'm sure you can confirm by examining ownership records. My taxpayer id # is 572-34-7563.

May I request a copy, if not already sent to me, of your current Vendor Standards?

Sincerely,



Aaron M. Epstein
cc: David R. Wilson, Heller Ehrman